JACKSON [GRAPHIC OMITTED]
                               NATIONAL LIFE INSURANCE COMPANY [GRAPHIC OMITTED]

MEMORANDUM

TO:         Ellen Sazzman
            U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:       Susan Rhee
            ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:       February 6, 2009
SUBJECT:    Response to Comments to Form N-1A for JNL Series Trust (the "Trust")
            File Nos: 33-87244 and 811-8894
--------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on January 23, 2009 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. PLEASE CONFIRM THAT THERE ARE NO EXPENSE WAIVERS OR REIMBURSEMENTS FOR ANY OF THE FOLLOWING FUNDS:

     A)   JNL INSTITUTIONAL ALT 20 FUND
     B)   JNL INSTITUTIONAL ALT 35 FUND
     C)   JNL INSTITUTIONAL ALT 50 FUND
     D)   JNL INSTITUTIONAL ALT 65 FUND

     We  confirm   that  none  of  the  Funds  listed  above  have  any  expense reimbursements or waivers and therefore no waivers are reflected in the expense tables or the examples.

2. PLEASE CONFIRM THAT WITH RESPECT TO THE FUND OF FUNDS, THE UNDERLYING FUNDS (ACQUIRED FUNDS) DO NOT PAY A DISTRIBUTION FEE TO THE FUNDS (ACQUIRING FUNDS).

     The underlying funds do not pay a distribution fee to the acquiring funds. However, please note because the Fund invests in the underlying funds, the Fund also will bear its pro-rata portion of the operating expenses of the underlying funds, including Management/Administrative Fee and 12b-1 Fee. This includes a 12b-1 fee of 0.20% in the Underlying Funds which is paid to an affiliated distributor.


3. FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE PROVIDE THE FOLLOWING INFORMATION:

     A. CONFIRM IF THE FUND OF FUNDS ARE BASED UPON EXEMPTIVE RELIEF OR IN COMPLIANCE WITH APPLICABLE INVESTMENT COMPANY ACT RULES.

          The Fund of Funds only invest in underlying funds that are part of the
          same   group   of   investment    companies    pursuant   to   Section
          12(d)(1)(G)(i)(I).


     B. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," FOR AFFILIATED FUND OF FUNDS, PLEASE PROVIDE A DISCLOSURE STATING THAT THE INVESTMENT POLICIES OF THE FUND OF FUNDS WILL LOOK THROUGH TO THE INVESTMENTS OF THE UNDERLYING FUNDS.

     The Registrant received this comment in our previous filing and the following was added to the SAI under the section entitled "OPERATING POLICIES":

     (b)  The  Fund  of  Funds  will  look  through  to  the  investment  of the
          Underlying   Funds  for   purposes  of   determining   diversification
          requirements.

     C. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE DISCUSS IN MORE DETAIL THE PLANNED ALLOCATION OF INVESTMENTS WITHIN EACH ASSET CLASS FOR EACH FUND AND HOW THAT ALLOCATION IS CONSISTENT WITH EACH FUND'S RISK LEVEL. FOR EXAMPLE, FOR THE 80% TRADITIONAL INVESTMENT, HOW ARE THE INVESTMENTS BROKEN DOWN IN THE SUB-CLASSIFICATIONS (I.E. U.S. EQUITY, INTERNATIONAL, AND FIXED INCOME). ALSO, INCLUDE DISCLOSURE AS TO HOW THE ALLOCATIONS WOULD CHANGE AND WHAT FACTORS ARE CONSIDERED WHEN DECIDING WHEN AN ALLOCATION SHOULD BE CHANGED.

          The Registrant has added the underscored language to the following paragraphs in the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

          JNL INSTITUTIONAL ALT 20 FUND

          Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes/STRATEGIES, ALLOCATING APPROXIMATELY 25% TO 35% IN FIXED INCOME SECURITIES, 30% TO 40% IN U.S. EQUITY SECURITIES, AND 5% TO 15% IN INTERNATIONAL SECURITIES, and ALLOCATES approximately 0% TO 5% IN A COMBINATION OF THE ABOVE LISTED NON-TRADITIONAL ASSET CLASSES, BUT NOT TO EXCEED 20% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 35 FUND

          Under normal circumstances, the Fund allocates approximately 65% of its assets to Underlying Funds that invest primarily in traditional asset classes/STRATEGIES, ALLOCATING APPROXIMATELY 20% TO 30% IN FIXED INCOME SECURITIES, 25% TO 35% IN U.S. EQUITY SECURITIES, AND 5% TO 15% IN INTERNATIONAL SECURITIES, and ALLOCATES approximately 0% TO 10% IN A COMBINATION OF THE ABOVE LISTED NON-TRADITIONAL ASSET CLASSES, BUT NOT TO EXCEED 35% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 50 FUND

          Under normal circumstances, the Fund allocates approximately 50% of its assets to Underlying Funds that invest primarily in traditional asset classes/STRATEGIES, ALLOCATING APPROXIMATELY 15% TO 25% IN FIXED INCOME SECURITIES, 20% TO 30% IN U.S. EQUITY SECURITIES, AND 0% TO 10% IN INTERNATIONAL SECURITIES, and ALLOCATES approximately 0% TO 15% IN A COMBINATION OF THE ABOVE LISTED NON-TRADITIONAL ASSET CLASSES, BUT NOT TO EXCEED 50% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 65 FUND

          Under normal circumstances, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes/STRATEGIES, ALLOCATING APPROXIMATELY 0% TO 10% IN FIXED INCOME SECURITIES, 15% TO 25% IN U.S. EQUITY SECURITIES, AND 0% TO 10% IN INTERNATIONAL SECURITIES, and ALLOCATES approximately 0% TO 20% IN A COMBINATION OF THE ABOVE LISTED NON-TRADITIONAL ASSET CLASSES, BUT NOT TO EXCEED 65% to Underlying Funds that invest primarily in non-traditional asset classes.


     D. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE EXPLAIN WHAT THE "PLEASE SEE THE DISCLOSURE BEGINNING ON PAGE ____ FOR THE PRINCIPAL INVESTMENT STRATEGIES AND RISKS" IS CROSS-REFERENCING.

          This reference has been removed, as it only applies to Fund of Funds that are sub-advised by Standard & Poor's Investment Advisory Services LLC.

     E.   IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES,"

          (I) PLEASE CONFIRM THAT NONE OF THE RISKS TO THE UNDERLYING FUNDS RISE TO THE LEVEL OF PRINCIPAL RISK TO THE FUND OF FUNDS AND IF THE RISK DOES RISE TO THAT LEVEL, IT HAS BEEN DISCLOSED.

          (II) PLEASE INCLUDE A DISCLOSURE STATING THE FUNDS THAT HAVE A HIGHER PERCENTAGE OF INVESTMENT IN NON-TRADITIONAL ASSET CLASSES MAY INCUR MORE RISK.

          (III) PLEASE INCLUDE A DISCLOSURE STATING THE RISKS LISTED IN THE BULLETED ITEMS ARE NOT PRINCIPAL RISKS OF THE FUNDS.

          The Registrant confirms that all of the Fund of Funds principal risks have been disclosed and any of the risks of Underlying Funds that rise to the level of a principal risk have been disclosed as a principal risk.

          Additionally, the Registrant has added the underscored language and deleted the language in brackets in the section entitled "PRINCIPAL RISKS OF INVESTING IN EACH FUND".

          PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in each Fund is not guaranteed. As with any mutual fund, the value of each Fund's shares will change, and you could lose money by investing in each Fund. THE FUNDS ARE SUBJECT TO THE FOLLOWING PRINCIPAL INVESTMENT
          RISKS:

          o    ALLOCATION RISK
          o    INTEREST RATE RISK
          o    MARKET RISK
          o    UNDERLYING FUNDS RISK

          Since each Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the JNAM's allocation among the Underlying Funds. Each Fund's exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds that invest primarily in equity, fixed income or money market securities. TO THE EXTENT THAT THE FUNDS HAVE A HIGHER PERCENTAGE OF INVESTMENTS IN NON-TRADITIONAL ASSET CLASSES, THE FUNDS MAY INCUR MORE RISK. MANY OF THE UNDERLYING FUNDS ARE CLASSIFIED AS ALTERNATIVE INVESTMENT FUNDS AND INVEST IN NON-TRADITIONAL ASSET CLASSES. THE UNDERLYING FUNDS THAT HAVE ALTERNATIVE INVESTMENTS ARE SUBJECT TO A NUMBER OF RISKS, INCLUDING, BUT NOT LIMITED TO: COUNTERPARTY AND SETTLEMENT RISK; CURRENCY RISK, DERIVATIVES RISK; EMERGING MARKETS RISK; FOREIGN SECURITIES RISK; HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES; LEVERAGING RISK; PRIVATE EQUITY RISK, AND REAL ESTATE INVESTMENT RISK. THESE AND OTHER RISKS ASSOCIATED WITH THE UNDERLYING FUNDS ARE DESCRIBED ELSEWHERE IN THE PROSPECTUS. [Accordingly, a variety of factors may influence the performance of each Fund, such as:

          o    ALLOCATION RISK
          o    COUNTERPARTY AND SETTLEMENT RISK
          o    CURRENCY RISK
          o    DERIVATIVES RISK
          o    EMERGING MARKETS RISK
          o    FOREIGN SECURITIES RISK
          o    HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES
          o    INDEX INVESTING RISK
          o    LEVERAGING RISK
          o    MARKET RISK
          o    NON-DIVERSIFICATION RISK
          o    PREPAYMENT RISK
          o    UNDERLYING FUNDS RISK]

          Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of these risks. There may be other risks (NOT INCLUDING PRINCIPAL RISKS) that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

          Because each Fund invests exclusively in the Underlying Funds, you should look elsewhere in the respective prospectus for the JNL Series Trust and the JNL Variable Fund LLC for the particular information AND RISKS RELATED TO THE [about those] Underlying Funds.


     F. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE DEFINE WHAT TYPE OF ASSET CLASS IS MEANT BY "TARGET STRATEGY."

          The Registrant has modified all references to "traditional asset classes" to "traditional asset classes/strategies".

4. FOR THE JNL/AIM INTERNATIONAL GROWTH FUND, FOR THE FOLLOWING PRINCIPAL RISKS "CONVERTIBLE SECURITIES RISK," "COUNTERPARTY AND SETTLEMENT RISK," AND "GROWTH INVESTING RISK," PLEASE ADD ADDITIONAL DISCLOSURE TO ENSURE THAT THE RISKS CORRESPOND TO THE PRINCIPAL INVESTMENT STRATEGIES OF THE FUND.

     We have made the following changes:

     o We have deleted "convertible securities risk" from the list of "PRINCIPAL RISKS OF INVESTING IN THE FUND" because the portfolio managers have determined that convertible securities are not an integral part of the strategy and, likewise, not a principal risk of investing in the Fund.

     o We have added the following underscored language after the second paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES" regarding "counterparty and settlement risk".

          CONSISTENT WITH THE FUND'S OBJECTIVES, IT MAY FROM TIME TO TIME PURCHASE DERIVATIVE SECURITIES, SUCH AS FORWARD CURRENCY CONTRACTS AND CURRENCY FUTURES AND OPTIONS, TO, AMONG OTHER REASONS, MANAGE FOREIGN CURRENCY EXPOSURE, PROVIDE LIQUIDITY, PROVIDE EXPOSURE NOT OTHERWISE AVAILABLE, MANAGE RISK AND IMPLEMENT INVESTMENT STRATEGIES IN A MORE EFFICIENT MANNER. DERIVATIVES WILL NOT BE USED, HOWEVER, TO LEVERAGE THE FUND'S EXPOSURE ABOVE ITS TOTAL NET ASSETS.

     o The Registrant believes that the disclosure contained in the last paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES" that states "The strategy primarily focuses on identifying quality companies that have experience, or exhibit the potential for, accelerating or above earnings growth ..." corresponds with the "growth investing risk" category.

5. IN THE SECTION ENTITLED "PERFORMANCE," PLEASE PROVIDE THE ALL PAGES THAT INCLUDE THE "ANNUAL TOTAL RETURNS AS OF DECEMBER 31" AND "AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008" FOR BOTH CLASS A AND CLASS B.

     This information will not be available until on or about February 17, 2009. Upon receipt of the requested information, the Trust will provide the SEC with each page containing the "ANNUAL TOTAL RETURNS AS OF DECEMBER 31" and "AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008."

6. FOR THE ENTIRE FORM N-1A FILING, IN EACH SECTION ENTITLED "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND," PLEASE CONFIRM THAT THE RISKS LISTED IN THIS SECTION FOR EACH FUND ARE NOT PRINCIPAL RISKS.

     We confirm that the risks listed in each Fund's description in the section entitled "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS" are not principal risks of the Fund.

     Additionally, the underscored language has been added to the title of the section so that it will now read "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS (OTHER THAN PRINCIPAL RISKS)."

7. FOR THE JNL/AIM LARGE CAP GROWTH FUND, FOR THE FOLLOWING PRINCIPAL RISKS "CONVERTIBLE SECURITIES RISK," "COUNTERPARTY AND SETTLEMENT RISK," AND "GROWTH INVESTING RISK," PLEASE ADD ADDITIONAL DISCLOSURE TO ENSURE THAT THE RISKS CORRESPOND TO THE PRINCIPAL INVESTMENT STRATEGIES OF THE FUND.

     We have made the following changes:

     o We have deleted "convertible securities risk" from the list of "PRINCIPAL RISKS OF INVESTING IN THE FUND" because the portfolio managers have determined that convertible securities are not an integral part of the strategy and, likewise, not a principal risk of investing in the Fund.

     o The Registrant has concluded that "counterparty and settlement risk" is not a principal risk of investing in the Fund. Accordingly, it has been deleted.

     o The Registrant believes that the disclosure appearing in the last paragraph of the section entitled "PRINCIPAL INVESTMENT STRATEGIES" that states "The portfolio managers purchase securities ... that they believe have the potential for above-average growth in revenues and earnings" corresponds with the "growth investing risk" and, therefore, no changes have been made.

8. FOR THE JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND, IN THE SECTION ENTITLED "PERFORMANCE" FOLLOWING THE TABLE ENTITLED "AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008" PLEASE EXPLAIN THE NATURE OF THE COMPOSITE INDEX AND HOW IT COMPLIES WITH ITEM 2(C)(2)(III), INSTRUCTION 2(B) AND ITEM 22, INSTRUCTION 5 OF THE FORM N-1A, SO THAT THE INFORMATION SHOWS HOW THE FUND'S PERFORMANCE COMPARES TO AN INDEX OF FUNDS WITH SIMILAR OBJECTIVES.

     The MSCI World Composite Index is an index of funds with similar objectives as the JNL/Credit Suisse Global Natural Resources Fund. The following indexes are used to calculate the composite index: the MSCI Metals & Mining Index, 50%, MSCI Oil & Gas Index, 25%, MSCI Paper & Forest Index, 15%, and the MSCI Chemicals Index, 10%.

9. FOR THE JNL/FRANKLIN TEMPLETON FOUNDING STRATEGY FUND, IN THE SECTION ENTITLED "PERFORMANCE" FOLLOWING THE TABLE ENTITLED "AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008" PLEASE EXPLAIN THE NATURE OF THE COMPOSITE INDEX AND HOW IT COMPLIES WITH ITEM 2(C)(2)(III), INSTRUCTION 2(B) AND ITEM 22, INSTRUCTION 5 OF THE FORM N-1A, SO THAT THE INFORMATION SHOWS HOW THE FUND'S PERFORMANCE COMPARES TO AN INDEX OF FUNDS WITH SIMILAR OBJECTIVES.

     We have removed the composite index. This is shown below by the language that has been stricken and in brackets. We have replaced the indices with the MSCI World Index, which is underscored.

      AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008 [TO BE UPDATED BY AMENDMENT]
      ------------------------------------------------------------------- ------------------ --------------------
                                                                               1 year           Life of Fund*
      ------------------------------------------------------------------- ------------------ --------------------
      JNL/Franklin Templeton Founding Strategy Fund (Class A)                     %                   %
      S&P 500 Index                                                               %                   %
      MSCI WORLD INDEX                                                            %                   %
      ----------------
      [MSCI EAFE Index]                                                           %                   %
      [Lehman Brothers Aggregate Bond Index]                                      %                   %
      ------------------------------------------------------------------- ------------------ --------------------

     * The Fund began operations on January 16, 2007.

     The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices. THE MSCI WORLD INDEX IS A BROAD-BASED, UNMANAGED INDEX.

     [The MSCI EAFE Index is a broad-based, unmanaged index.]

     [The Lehman Brothers Aggregate Bond Index is a broad-based, unmanaged index.]

     [To create a more representative return comparison, the Fund's return is benchmarked 50% to the S&P 500 Index; 33 1/3% to the MSCI EAFE Index; and 16 2/3% to the Lehman Brothers Aggregate Bond Index.]


10. PLEASE CONFIRM FOR EACH OF THE FOLLOWING FUND MERGERS THAT THE MERGERS ARE IN COMPLIANCE WITH RULE 17A-8 AND THAT THE OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES OF THE SURVIVING FUNDS WERE NOT IMPACTED MATERIALLY DUE TO THE MERGER.

     ------------------------------------------------------ ----------------------------------------------------------
     ACQUIRED FUND                                          SURVIVING FUND
     ------------------------------------------------------ ----------------------------------------------------------
     ------------------------------------------------------ ----------------------------------------------------------
     JNL/Lazard Small Cap Equity Fund                       JNL/Mellon Capital Management Small Cap Index Fund
     ------------------------------------------------------ ----------------------------------------------------------
     JNL/Mellon Capital Management Enhanced S&P 500 Stock   JNL/Mellon Capital Management S&P 500 Index Fund
     Index Fund
     ------------------------------------------------------ ----------------------------------------------------------
     JNL/S&P Growth Retirement Strategy Fund                JNL/S&P Disciplined Growth Fund
     ------------------------------------------------------ ----------------------------------------------------------
     JNL/S&P Moderate Growth Retirement Strategy Fund       JNL/S&P Disciplined Moderate Growth Fund
     ------------------------------------------------------ ----------------------------------------------------------
     JNL/S&P Moderate Retirement Strategy Fund              JNL/S&P Disciplined Moderate Fund
     ------------------------------------------------------ ----------------------------------------------------------

     The above mergers are being conducted in compliance with Rule 17a-8 of the Investment Company Act of 1940, as amended.

     The Registrant confirms that the "INVESTMENT OBJECTIVE" and "PRINCIPAL INVESTMENT STRATEGIES" of the Surviving Fund were not impacted materially as a result of the merger.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE PROVIDE THE RELEASE NUMBER OF THE "MANAGER OF MANAGERS" ORDER NOTED IN THE "DISCLOSURE OF PORTFOLIO INFORMATION."

     The release number for the "Manager of Managers" order for the JNL Series Trust is Investment Company Act Release No. 25997.

2.   IN THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO  INFORMATION," SECTION III
     (B) IF THE SERVICE PROVIDERS TO THE FUNDS ALSO HAVE A DUTY NOT TO TRADE.

     The service providers (transfer agent, custodian, pricing services, and rating agencies such as Lipper and Morningstar) are not registered with the SEC as investment advisers, and are not required to have a Code of Ethics. Most of them have adopted some sort of "Code of Conduct," which may function as a limit on personal trading. Jackson National Asset Management, LLC ("JNAM"), the Trust's Adviser, cannot require the service providers to adopt a Code of Ethics to monitor and limit employee trading.

     All service provider agreements contain a confidentiality provision that would cover the disclosure of a Fund's portfolio holdings information. JNAM would interpret the use of holdings information to trade as a breach of the confidentiality provisions. JNAM also notes that:

     o The custodian receives holdings information generally on T+1 basis, and has its own "Code of Conduct";
     o    Our transfer agent, PNC, does NOT have access to portfolio holdings;
     o    Our pricing services do NOT have access to portfolio holdings;
     o Any transition manager (portfolio trading) is subject to confidentiality restrictions in our agreement, and SEC and FINRA requirements related to personal trading and account monitoring; and
     o Lipper and Morningstar receive portfolio holdings on a T+30 basis and beyond.

     JNAM believes that the risk of an individual at a service provider trading on a Fund's information is exceedingly small. Any such illicit trading would violate any Code of Conduct established by a service provider, any applicable SEC and FINRA rulemaking, and would violate the confidentiality agreements JNAM has in place.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about March 24, 2009.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc: File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                            PROSPECTUS COMMENT 3

JNL INSTITUTIONAL ALT 20 FUND
JNL INSTITUTIONAL ALT 35 FUND
JNL INSTITUTIONAL ALT 50 FUND
JNL INSTITUTIONAL ALT 65 FUND

INVESTMENT OBJECTIVES. The investment objective of the JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, and JNL INSTITUTIONAL ALT 65 FUND is long-term growth of capital and income.


PRINCIPAL INVESTMENT STRATEGIES. Each Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds ("Underlying Funds"). The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC. Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes/strategies and non-traditional asset classes.

                      TRADITIONAL ASSET CLASSES/STRATEGIES


---------------------------------------- -------------------------------------- --------------------------------------
            U.S. Equity                              International                            Fixed Income
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
            Small Cap Index                  International Developed Index           U.S. Investment Grade Index
             Mid Cap Index
            Large Cap Index
            Target Strategy
---------------------------------------- -------------------------------------- --------------------------------------

                                               NON-TRADITIONAL ASSET CLASSES

---------------------------------------- -------------------------------------- --------------------------------------
              Real Estate                             Real Return                           Fixed Income
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
          Global Real Estate                  Inflation-Index Securities                   U.S. High Yield
                                                   Natural Resources                    Emerging Markets Debt
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- --------------------------------------
             International                            Alternative
---------------------------------------- --------------------------------------
---------------------------------------- --------------------------------------
        Emerging Markets Equity                  Listed Private Equity
                                                      Long/Short
---------------------------------------- --------------------------------------

JNL INSTITUTIONAL ALT 20 FUND


Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes/strategies, allocating approximately 25% to 35% in fixed income securities, 30% to 40% in U.S. equity securities, and 5% to 15% in international securities, and allocates approximately 0% to 5% in a combination of the above listed non-traditional asset classes, but not to exceed 20% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 35 FUND


Under normal circumstances, the Fund allocates approximately 65% of its assets to Underlying Funds that invest primarily in traditional asset classes/strategies, allocating approximately 20% to 30% in fixed income securities, 25% to 35% in U.S. equity securities, and 5% to 15% in international securities, and allocates approximately 0% to 10% in a combination of the above listed non-traditional asset classes, but not to exceed 35% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 50 FUND


Under normal circumstances, the Fund allocates approximately 50% of its assets to Underlying Funds that invest primarily in traditional asset classes/strategies, allocating approximately 15% to 25% in fixed income securities, 20% to 30% in U.S. equity securities, and 0% to 10% in international securities, and allocates approximately 0% to 15% in a combination of the above listed non-traditional asset classes, but not to exceed 50% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 65 FUND


Under normal circumstances, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes/strategies, allocating approximately 0% to 10% in fixed income securities, 15% to 25% in U.S. equity securities, and 0% to 10% in international securities, and allocates approximately 0% to 20% in a combination of the above listed non-traditional asset classes, but not to exceed 65% to Underlying Funds that invest primarily in non-traditional asset classes.

Among the considerations that Jackson National Asset Management, LLC ("JNAM") uses to determine specific strategic percentage allocations to any particular Underlying Fund are long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, expected long term performance of each Underlying Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification to control overall portfolio risk exposure. Allocations are periodically reviewed and may be revised modestly, by generally a few percentage points, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, JNAM may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. JNAM reserves the right to replace Underlying Funds or other securities in its asset allocation model at any time, although such changes would generally be the result of a change in the asset allocation with respect to an asset class.

TRADITIONAL ASSET CLASSES/STRATEGIES


JNL SERIES TRUST
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P 500 Index Fund                                         Large Cap Index
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P 400 MidCap Index Fund                                   Mid Cap Index
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Small Cap Index Fund                                       Small Cap Index
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management International Index Fund                            International Developed Index
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Bond Index Fund                                      U.S. Investment Grade Index
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management European 30 Fund                                           Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Pacific Rim 30 Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Competative Advantage Fund                                                       Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Dividend Income & Growth Fund                                                    Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Intrinsic Value Fund                                                             Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Total Yield Fund                                                                 Target Strategy
--------------------------------------------------------------------------- ------------------------------------------

JNL VARIABLE FUND LLC
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management JNL 5 Fund                                                 Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Select Small-Cap Fund                                      Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management 25 Fund                                                    Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P(R) 24 Fund                                               Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management DowSM Dividend Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Nasdaq(R) 25 Fund                                            Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Value Line(R) 30 Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management VIP Fund                                                   Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management JNL Optimized 5 Fund                                       Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P(R) SMid 60 Fund                                          Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management NYSE(R) International 25 Fund                                Target Strategy
--------------------------------------------------------------------------- ------------------------------------------

NON-TRADITIONAL ASSET CLASSES

JNL SERIES TRUST
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/AIM Global Real Estate Fund                                                        Global Real Estate
--------------------------------------------------------------------------- ------------------------------------------
JNL/Credit Suisse Global Natural Resources Fund                                         Natural Resources
--------------------------------------------------------------------------- ------------------------------------------
JNL/Credit Suisse Long/Short Fund                                                          Long/Short
--------------------------------------------------------------------------- ------------------------------------------
JNL/Goldman Sachs Emerging Markets Debt Fund                                          Emerging Market Debt
--------------------------------------------------------------------------- ------------------------------------------
JNL/Lazard Emerging Markets Fund                                                     Emerging Markets Equity
--------------------------------------------------------------------------- ------------------------------------------
JNL/PIMCO Real Return Fund                                                         Inflation-Index Securities
--------------------------------------------------------------------------- ------------------------------------------
JNL/PPM America High Yield Bond Fund                                                     U.S. High Yield
--------------------------------------------------------------------------- ------------------------------------------
JNL/Red Rocks Listed Private Equity Fund                                              Listed Private Equity
--------------------------------------------------------------------------- ------------------------------------------

Each Fund seeks to achieve long-term growth of capital through its investments in Underlying Funds that invest primarily in equity and fixed income securities. These investments may include Funds that invest in both domestic and international stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

These investments may also include Underlying Funds that invest in fixed-income securities including bonds of U.S. issuers as well as foreign bonds denominated in currencies other than U.S. dollars. Each Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as "junk bonds."


PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in each Fund is not guaranteed. As with any mutual fund, the value of each Fund's shares will change, and you could lose money by investing in each Fund. The Funds are subject to the following principal investment risks:

o        ALLOCATION RISK
o        INTEREST RATE RISK
o        MARKET RISK
o        UNDERLYING FUNDS RISK

Since each Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the JNAM's allocation among the Underlying Funds. Each Fund's exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds that invest primarily in equity, fixed income or money market securities. To the extent that the Funds have a higher percentage of investments in non-traditional asset classes, the Funds may incur more risk. Many of the Underlying Funds are classified as alternative investment funds and invest in non-traditional asset classes. The Underlying Funds that have alternative investments are subject to a number of risks, including, but not limited to: counterparty and settlement risk; currency risk, derivatives risk; emerging markets risk; foreign securities risk; high-yield bonds, lower-rated bonds, and unrated securities; leveraging risk; private equity risk, and real estate investment risk. These and other risks associated with the Underlying Funds are described elsewhere in the prospectus. Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of these risks. There may be other risks (not including principal risks) that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Because each Fund invests exclusively in the Underlying Funds, you should look elsewhere in the respective prospectus for the JNL Series Trust and the JNL Variable Fund LLC for the particular information and risks related to the Underlying Funds.


PERFORMANCE. The Funds will commence investment operations on or about the date of this prospectus. Therefore, performance information has not been presented for the Funds.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor. The expenses do not reflect the expenses of the variable insurance contracts, the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

JNL INSTITUTIONAL ALT 20 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     0.77%
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  0.98%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 35 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     0.87%
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.08%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 50 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     1.00%
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.21%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 65 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     1.15%
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.36%
---------------------------------------------------------------------------------------------- ---------------------

* Other expenses are based on estimated amounts for the current fiscal year.
** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the anticipated initial allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.

EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts, the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming
(1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of each Fund. The example also assumes that each Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JNL INSTITUTIONAL ALT 20 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $100
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $312
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 35 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $110
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $343
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 50 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $123
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $384
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 65 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $138
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $431
-------------------------------------------------------------------------------------- -----------------------

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF EACH FUND. There may be additional risks that may affect the Fund's ability to achieve its stated investment objective. The additional risk includes:

o        TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS

Please see the "Summary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of these risks.

The SAI has more information about each Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

THE ADVISER AND PORTFOLIO MANAGEMENT. The allocations for the Funds are made by Jackson National Asset Management, LLC ("JNAM"). JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606. JNAM is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management. JNAM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom. Prudential plc is not affiliated with Prudential Financial Inc.

Steven B. Young, CFA, Vice President and Portfolio Manager for JNAM, is responsible for portfolio construction and asset allocation of the Funds. Mr. Young draws on 24 years investment experience, including his current role as Chief Investment Officer with Curian Capital, LLC ("Curian"), overseeing all asset management activities involved in portfolio construction, asset allocation and manager due diligence for the $3 billion in Curian's Custom Style Portfolios. Mr. Young has been the Chief Investment Officer of Curian since May 2003. Mr. Young's past experience includes head of Investment Strategy for Bank of America's Wealth and Investment Management Group for two years, manager for the billion-dollar series of Nations LifeGoal Portfolio Mutual Funds (fund of funds) for two years, and Chief Investment Strategist developing and representing the firm's view of the capital markets for 2 years. Prior to Bank of America, Mr. Young spent three years as a Principal with institutional consultant DeMarche Associates as a lead consultant to Fortune 500 company pension plans and was a member of the firm's Manager Review Committee.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in each Fund.

A discussion regarding the Board of Trustees' basis for approving the advisory agreement is available in each Fund's Annual Report dated December 31, 2008.

                                                            PROSPECTUS COMMENT 4


JNL/AIM INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/AIM International Growth Fund is long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in a diversified portfolio of reasonably priced, quality international equity securities whose issuers are considered by the Fund's portfolio managers to have strong earnings growth. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The Fund will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

At the present time, the Fund's portfolio managers intend to invest no more than 20% of the Fund's total assets in companies located in developing countries, i.e., those that are identified as in the initial stages of their industrial cycles.


Consistent with the Fund's objectives, it may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner. Derivatives will not be used, however, to leverage the Fund's exposure above its total net assets.


The Fund's investments in the types of securities described in the prospectus vary from time to time, and at any time, the Fund may not be invested in all types of securities described in this prospectus. Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.

The Sub-Adviser employs a disciplined investment strategy that emphasizes fundamental research, supported by quantitative analysis and portfolio construction techniques. The strategy primarily focuses on identifying quality companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth but for whose prices do not fully reflect these attributes. Investments for the portfolio are selected "bottom-up" on a stock-by-stock basis. The focus is on the strengths of individual companies, rather than sector or country trends. The Sub-Adviser may consider selling a security for several reasons, including (1) its fundamentals deteriorate or it posts disappointing earnings, (2) its stock prices appears to be overvalued, or
(3) a more attractive opportunity is identified.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o    COUNTERPARTY AND SETTLEMENT RISK
     o    CURRENCY RISK
     o    EMERGING MARKETS RISK
     o    FOREIGN SECURITIES RISK
     o    GROWTH INVESTING RISK
     o    MARKET RISK

Please see the "Summary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of these risks. There may be other risks that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

                                                            PROSPECTUS COMMENT 7

JNL/AIM LARGE CAP GROWTH FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/AIM Large Cap Growth Fund is long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to meet its objective by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies. In complying with this 80% investment requirement, the Fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments and may include warrants, futures, options, exchange-traded funds and American Depositary
Receipts ("ADRs"). The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000(R) Index during the most recent 11-month period (based oN month-end data) plus the most recent data during the current month. The Russell 1000 Index is a widely recognized, unmanaged index of common stocks that measures the performance of the 1,000 largest companies in the Russell 3000(R) Index, which measures the performance of the 3,000 largest U.S. companies based on market capitalization. The Fund may also invest up to 25% of its total assets in foreign securities. The Fund's investments in the types of securities described in this prospectus vary from time to time, and at any time, the fund may not be invested in all types of securities described in this prospectus. Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.

The Fund's portfolio managers may focus on securities of companies with market capitalizations that are within the top 50% of stocks in the Russell 1000 Index at the time of purchase. The portfolio managers purchase securities of a limited number of large-cap companies that they believe have the potential for above-average growth in revenues and earnings. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o    DERIVATIVES RISK
     o    FOREIGN SECURITIES RISK
     o    GROWTH INVESTING RISK
     o    LEVERAGING RISK
     o    MARKET RISK

Please see the "Summary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of these risks. There may be other risks that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.